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                                                                       EXHIBIT 8
                                 Go2Net, Inc.
                         999 Third Avenue, Suite 4700
                           Seattle, Washington 98140

                                March 19, 1999

To our Stockholders:

  On behalf of the Board of Directors of Go2Net, Inc. (the "Company"), we are pleased to inform you that, on March 15, 1999, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Vulcan Ventures Incorporated, pursuant to which Vulcan Ventures Incorporated has today commenced a cash tender offer (the "Offer") to purchase up to 3,596,688 shares of the Company's Common Stock at $90.00 per share.

  Your Board of Directors has unanimously approved the Stock Purchase Agreement and related transactions, including the Offer. The Board of Directors of the Company expresses no opinion, however, as to whether you should accept the Offer and tender your shares hereunder.

  In arriving at its decision to approve the Stock Purchase Agreement, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the terms and conditions of the Stock Purchase Agreement and the opinion of Broadview International LLC, the Company's financial advisor, to the effect that, as of the date of such opinion and based upon the assumptions and other matters set forth therein, the Offer and the transactions contemplated by the Stock Purchase Agreement are fair to the Company's stockholders from a financial point of view.

  In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated March 19, 1999, of Vulcan Ventures Incorporated, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares, if you decide to do so. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed material carefully in making your decision with respect to tendering your shares pursuant to the Offer.

                                          On behalf of the Board of Directors


                                          /s/ Russell C. Horowitz

                                          Russell C. Horowitz
                                          Chairman and Chief Executive Officer